Filed by Frontier Group Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spirit Airlines, Inc.

SEC File No.: 001-35186

Date: March 15, 2022

The following presentation is being filed in connection with the proposed business combination of Spirit Airlines, Inc. (“Spirit”) and Frontier Group Holdings, Inc. (“Frontier”):

Creating America’s Most Competitive Ultra-Low Fare Airline EvenMoreUltraLowFares.com JP Morgan Industrials Conference March 15, 2022 Barry Biffle, Frontier President and CEO Ted Christie, Spirit President and CEO

Disclaimer No Offer or Solicitation This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Important Additional Information Will be Filed with the SEC Frontier will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 in connection with the proposed transaction, including a definitive Information Statement/Prospectus of Frontier and a definitive Proxy Statement of Spirit. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT/ INFORMATION STATEMENT/ PROSPECTUS/ PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED BY FRONTIER OR SPIRIT WITH THE SEC IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FRONTIER, SPIRIT, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the Registration Statement and the definitive Information Statement/Proxy Statement/Prospectus and other documents filed with the SEC by Frontier and Spirit through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the information statement and the proxy statement and other documents filed with the SEC by Frontier and Spirit on Frontier’s Investor Relations website at https://ir.flyFrontier.com and on Spirit’s Investor Relations website at https://ir.Spirit.com. Participants in the Solicitation Frontier and Spirit, and certain of their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the Merger Agreement. Information regarding Frontier’s directors and executive officers is contained in Frontier’s final prospectus filed with the SEC pursuant to Rule 424(b), which was filed with the SEC on April 2, 2021, and in Frontier’s Current Report on Form 8-K, dated July 16, 2021, as amended. Information regarding Spirit’s directors and executive officers is contained in Spirit’s definitive proxy statement, which was filed with the SEC on March 31, 2021. Cautionary Statement Regarding Forward-Looking Information Certain statements in this presentation, including statements concerning Frontier, Spirit, the proposed transactions and other matters, should be considered forward-looking within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on Frontier’s and Spirit’s current expectations and beliefs with respect to certain current and future events and anticipated financial and operating performance. Such forward-looking statements are and will be subject to many risks and uncertainties relating to Frontier’s and Spirit’s operations and business environment that may cause actual results to differ materially from any future results expressed or implied in such forward-looking statements. Words such as “expects,” “will,” “plans,” “intends,” “anticipates,” “indicates,” “remains,” “believes,” “estimates,” “forecast,” “guidance,” “outlook,” “goals,” “targets” and other similar expressions are intended to identify forward-looking statements. Additionally, forward-looking statements include statements that do not relate solely to historical facts, such as statements which identify uncertainties or trends, discuss the possible future effects of current known trends or uncertainties, or which indicate that the future effects of known trends or uncertainties cannot be predicted, guaranteed, or assured. All forward-looking statements in this presentation are based upon information available to Frontier and Spirit on the date of this presentation. Frontier and Spirit undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances, or otherwise, except as required by applicable law. Actual results could differ materially from these forward-looking statements due to numerous factors including, without limitation, the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; failure to obtain applicable regulatory or Spirit stockholder approval in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; failure of the parties to consummate the transaction; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; demand for the combined company’s services; the growth, change and competitive landscape of the markets in which the combined company participates; expected seasonality trends; diversion of managements’ attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; risks related to investor and rating agency perceptions of each of parties and their respective business, operations, financial condition and the industry in which they operate; risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction; that Frontier’s cash and cash equivalents balances together with the availability under certain credit facilities made available to Frontier and certain of its subsidiaries under its existing credit agreements, will be sufficient to fund Frontier’s operations including capital expenditures over the next 12 months; Frontier’s expectation that based on the information presently known to management, the potential liability related to Frontier’s current litigation will not have a material adverse effect on its financial condition, cash flows or results of operations; that the COVID-19 pandemic will continue to impact the businesses of the companies; ongoing and increase in costs related to IT network security; and other risks and uncertainties set forth from time to time under the sections captioned “Risk Factors” in Frontier’s and Spirit’s reports and other documents filed with the SEC from time to time, including their Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

(1)Gallons of fuel saved vs. 2021 average fuel efficiency of the four largest U.S. airlines. Everyone Wins With Even More Ultra-Low Fares CONSUMERS $1B in Annual Consumer Savings TEAM MEMBERS 10,000 New Direct Jobs by 2026 SHAREHOLDERS $500M in Expected Synergies SUSTAINABILITY 285M+ Gallons of Fuel Saved per Year(1) +

A Winning Combination Transaction Details Substantial upside to both sets of equity holders: Frontier equity holders to own ~51.5% and Spirit equity holders to own ~48.5% upon closing (1) Spirit equity holders will receive 1.9126 shares of Frontier plus $2.13 in cash for each existing Spirit share they own (2) Implies a 19% premium over Spirit’s February 4th, 2022 closing price, and a 26% premium based on the 30-trading day VWAPs of Frontier and Spirit Transaction values Spirit at a fully-diluted equity value of $2.9 billion and a transaction value of $6.6 billion (3) Closing expected in the second half of 2022 Board and Leadership 12 Member Board (including CEO), 7 named by Frontier and 5 named by Spirit Chairman of the Board: Bill Franke The combined company’s management team, branding, and headquarters will be determined by a committee led by Mr. Franke prior to close On a fully-diluted basis. Based on Frontier’s closing stock price of $12.39 on February 4, 2022, the consideration implies a value of $25.83 per Spirit share. When accounting for the assumption of net debt and operating lease liabilities.

Expected annual consumer savings(1) of $1 billion Expected annual run-rate operating synergies of $500 million once full integration is complete, primarily driven by scale efficiencies and procurement savings across the enterprise One-time costs to achieve of ~$400 million Consumers and Shareholders Win With Significant Expected Benefits $1B Annual Consumer Savings $500M Run-Rate Operating Synergies (1) Consumer benefits are derived from consumer price savings gained from new route entry enabled by the proposed transaction. There are two categories: 1. New route entry resulting from schedule efficiencies, improved fleet utilization and block time optimization, as well as freeing up a portion of the combined operational spares (11 aircraft that would result in 46 new markets). 2. “But for” new routes. The proposed transaction and improved brand strength of a more national ULCC would allow entry in Legacy dominated markets that, but for the combination, neither carrier would likely enter (32 new markets). These markets are hub-to-hub markets (though not necessarily same carrier hub-to-same carrier hub markets).

Operating Synergies Are Well Within Reach $500M Run-Rate Operating Synergies Closing the share gap to ULC peers results in a 2-to-4-point load factor improvement Distribution 11 aircraft freed up from over-sparing and increased schedule efficiencies (net of variable costs) Schedule Efficiencies When schedules are combined, new connections are organically created New Connecting Opportunities Procurement savings and overhead efficiencies; nothing assumed for fleet and dis-synergies Cost Synergies $220M $145M $35M $100M Full realization by 2026 assuming DOT clearance by end of 2022

To Anchorage Source: Cirium. Route map represents flights flown to / from during 2021. Note: Destinations and nonstop routes represent combined company for 2021. Daily flights represents combined company for Q4 2021. More Ultra-Low Fares for More People in More Places Both Frontier & Spirit Spirit Only Frontier Only 145+ destinations 650+ nonstop routes 1,000+ daily flights Combines highly complementary networks Increases access to ultra-low fares by enabling new routes across the United States, Latin America and the Caribbean Fuels small business growth with more frequent ultra-low fare flights Deepens service to underserved small and mid-sized cities Creates ability to succeed in cities previously exited (such as Jackson, MS; Washington-Dulles, VA; Birmingham, AL) and opportunities to add additional small cities (such as Eugene, OR; Ithaca, NY; Worcester, MA)

Source: Company filings. More Effective Ultra-Low Fare Competitor Against the Big Four Combined Company 2021 Available Seat Miles $195 $211 $244 $128 $108 $182 $173 $109 $107 $112 Total Passenger Revenue per Passenger, 2019 $X The Big Four airlines are on average 80%+ more expensive per passenger relative to the Combined Company With an ultra-low base fare of only $54, customers of the Combined Company pay only for the services they value, further increasing choice and savings

Lowest Cost Wins

Ultra-Low Cost Drives Ultra-Low Fares

Complementary business models built to win

- Single aircraft family; modern, fuel-efficient fleet
- Efficient scheduling with high utilization
- Leisure travel focus
- Single class of service
- Efficient seating configuration; lightweight seats
- Unbundled fare + optional services

2019 Adjusted CASM + Net Interest

¢, stage length adjusted to 1,000mi

X% — % Higher Relative to Combined Company



8.01
Combined Company
10%
8.79
Allegiant
34%
10.70
Southwest
43%
11.45
Alaska
52%
12.18
JetBlue
70%
13.62
American
70%
13.62
Delta
72%
13.77
United

FRONTIER | spirit

Source: Company filings.

Note: Stage length adjustment formula = CASM multiplied by square root of (airline stage length/1000). Adjusted CASM removes one-time or special items. Excludes JBLU non-airline costs and DAL third party refinery sales; Includes LUV, UAL & DAL profit sharing; Includes UAL third-party business expenses; Stage length for AAL, ALK, DAL, and UAL reflects LTM 12/31/19 schedule data.

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Consumers Win: More Choice, More Value Increases schedule appeal to consumers by providing more options Scheduled departures per day each way for February 2022 Big Four Combined Company Baltimore – Orlando 9 2 3 5 Dallas – Las Vegas 10 2 3 5 Denver – Las Vegas 14 4 2 6 Chicago – South Florida 23 1 4 5 Source: Cirium. Strengthens operational reliability Improves recoverability during irregular operations Expands frequent flyer and membership offerings More earn and burn options for frequent flyer program members More destinations & flights available for subscription program members

2025E 105+ Sustainability Wins With America’s Greenest Airline The combined company flies 38% more miles per gallon vs. weighted average of other U.S. airlines The combined company saved over $20 round-trip per seat in 4Q21(1) in fuel cost vs. the Big Four Structural Fuel Efficiency Advantage 2021 ASMs per gallon Combined Company Source: Company filings. (1) Based on Q4 2021 fuel prices and Combined Company stage length.

Everyone Wins With Over 350 Aircraft on Order to Deliver More Ultra-Low Fares Combined Fleet Plan — Aircraft at End of Period JF to add plane pictures CAGR: 12% Total combined fleet to increase by ~75% by 2026 Stimulating demand with ultra-low fares for more people in more cities and providing a more effective ultra-low fare competitor, especially against the Big Four airlines

Combined Airline Has Nearly 2,000 New Market Opportunities Note: Frontier 2019 CASM; 2019 Market Avg Yield (source: DOT O&D); excludes domestic slot-controlled airports Frontier CASM

All-Airbus Fleet Drives Operational Efficiency …becomes even more efficient with new deliveries Combined Company % neo fleet % of fleet using new engine technology(2) Combined Company Youngest, most modern, most fuel-efficient fleet… Average fleet age(1) (years) Source: Company filings. (1) Using year end 2020 fleet count. (2) New engine technology aircraft include A220, A320neo family, A330neo, A350, and similar aircraft from other manufacturers.

Team Members Win Company expects to add 10,000 direct jobs by 2026 and thousands of additional jobs at our business partners Better career opportunities for all team members 83%+ unionized combined direct workforce More stability as part of a growing competitor

Frontier + Spirit = A Winning Formula Consumers & Communities Delivers $1 billion in annual consumer savings Expands access to more ultra-low fares for more people in more places Creates a more effective ultra-low fare competitor, especially against the Big Four airlines Provides nationwide access to sustainable, affordable travel Team Members Improves career opportunities and stability Fuels addition of 10,000 direct jobs by 2026 Supports thousands of additional new jobs at business partners Shareholders Combines two highly complementary businesses to create the lowest cost U.S. airline Unlocks $500 million in annual run-rate operating synergies Enables significant upside opportunities for both sets of equity holders

Relative Cost Advantage Widens Post-COVID Note: Incremental debt reflects debt raised during 2020 and 2021 from public filings as of 12/31/21; principal and interest payment per passenger reflects the average annual payment assuming 5-year amortization and 2019 passenger count; Other Airlines include Big 4, Middle 3 and Allegiant; Frontier debt per passenger excludes the $150 million treasury loan, which was fully repaid in February 2022 Other Airlines added approximately $72 billion of debt to their balance sheets during 2020 and 2021; resulting interest burden will widen our relative cost advantage Principal and interest payments from incremental debt issued during the pandemic, per passenger ($)

Merger Creates Opportunity to Win

Revenue Risk

Cost Risks



Leisure Demand Not 100% Back
Business Travel Return?
NO
YES
Big 4 Fares Rise
Leisure Pax Pays More?
NO
YES
Big 4 Cut Excess High-cost Capacity
F9/NK Relative Fare Advantage Widens
Merger Expected to Create $400MM Revenue Synergies
$100+/Bbl Oil
Ex-Fuel Inflation
COVID Debt
F9/NK Needs ~10 gal to Move Seat 1,000m; Big 4 Need 15 gal
F9/NK Leads Industry in Cost Management
F9/NK ~$4/pax COVID Debt vs. Industry $21/pax
F9/NK Cost Advantage Widens
Merger Expected to Further Lower Costs
Frontier & Spirit Win

F9 = Frontier
NK = Spirit

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Fundamentals Again Take Center Stage Note: Lowest total overall cost for the year ended December 31, 2021 Negligible COVID-related Debt Per Passenger Lowest Fuel Burn Lowest Total Overall Cost Consumer Choice Leader – Highest Percent Unbundled Nearly 2,000 New Market Opportunities Youngest Fleet in the U.S. of All-Airbus Aircraft +

= Everyone Wins Learn more at: EvenMoreUltraLowFares.com +

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Important Additional Information Will be Filed with the SEC

Frontier will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 in connection with the proposed transaction, including a definitive Information Statement/Prospectus of Frontier and a definitive Proxy Statement of Spirit. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT/ INFORMATION STATEMENT/ PROSPECTUS/ PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED BY FRONTIER OR SPIRIT WITH THE SEC IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FRONTIER, SPIRIT, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the Registration Statement and the definitive Information Statement/Proxy Statement/Prospectus and other documents filed with the SEC by Frontier and Spirit through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the information statement and the proxy statement and other documents filed with the SEC by Frontier and Spirit on Frontier’s Investor Relations website at https://ir.flyfrontier.com and on Spirit’s Investor Relations website at https://ir.spirit.com.

Participants in the Solicitation

Frontier and Spirit, and certain of their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the Merger Agreement. Information regarding Frontier’s directors and executive officers is contained in Frontier’s final prospectus filed with the SEC pursuant to Rule 424(b), which was filed with the SEC on April 2, 2021, and in Frontier’s Current Report on Form 8-K, dated July 16, 2021, as amended. Information regarding Spirit’s directors and executive officers is contained in Spirit’s definitive proxy statement, which was filed with the SEC on March 31, 2021.

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this communication, including statements concerning Frontier, Spirit, the proposed transactions and other matters, should be considered forward-looking within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on Frontier’s and Spirit’s current expectations and beliefs with respect to certain current and future events and anticipated financial and operating performance. Such forward-looking statements are and will be subject to many risks and uncertainties relating to Frontier’s and Spirit’s operations and business environment that may cause actual results to differ materially from any future results expressed or implied in such forward looking statements. Words such as “expects,” “will,” “plans,” “intends,” “anticipates,” “indicates,” “remains,” “believes,” “estimates,” “forecast,” “guidance,” “outlook,” “goals,” “targets” and other similar expressions are intended to identify forward-looking statements. Additionally, forward-looking statements include statements that do not relate solely to historical facts, such as statements which identify uncertainties or trends, discuss the possible future effects of current known trends or uncertainties, or which indicate that the future effects of known trends or uncertainties cannot be predicted, guaranteed, or assured. All forward-looking statements in this communication are based upon information available to Frontier and Spirit on the date of this communication. Frontier and Spirit undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances, or otherwise, except as required by applicable law.

Actual results could differ materially from these forward-looking statements due to numerous factors including, without limitation, the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; failure to obtain applicable regulatory or Spirit stockholder approval in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; failure of the parties to consummate the transaction; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; demand for the combined company’s services; the growth, change and competitive landscape of the markets in which the combined company participates; expected seasonality trends; diversion of managements’ attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; risks related to investor and rating agency perceptions of each of the parties and their respective business, operations, financial condition and the industry in which they operate; risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction; that Frontier’s cash and cash equivalents balances, together with the availability under certain credit facilities made available to Frontier and certain of its subsidiaries under its existing credit agreements, will be sufficient to fund Frontier’s operations including capital expenditures over the next 12 months; Frontier’s expectation that based on the information presently known to management, the potential liability related to Frontier’s current litigation will not have a material adverse effect on its financial condition, cash flows or results of operations; that the COVID-19 pandemic will continue to impact the businesses of the companies; ongoing and increase in costs related to IT network security; and other risks and uncertainties set forth from time to time under the sections captioned “Risk Factors” in Frontier’s and Spirit’s reports and other documents filed with the SEC from time to time, including their Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.